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                                                  Filed by Microsoft Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                 and deemed to be filed pursuant
                                                           to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                    Subject Company: Great Plains Software, Inc.
                                              Exchange Act File Number 000-22703



THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY GREAT PLAINS SOFTWARE, INC. AND MICROSOFT CORPORATION ON DECEMBER 21, 2000
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                                                       For Release 6:00 a.m. PST
                                                                   Dec. 21, 2000

                       Microsoft to Acquire Great Plains

  Industry leaders combine to pursue new vision for small and medium business applications for the interconnected economy.

     REDMOND, Wash. -- Dec. 21, 2000 -- Microsoft Corp. (Nasdaq "MSFT") today announced it has reached an agreement in principal to acquire Great Plains Software Incorporated (Nasdaq "GPSI"), a leading supplier of mid-market business applications. Microsoft's acquisition of Great Plains will accelerate the success of small and medium companies globally with integrated, extensible business management software solutions needed to succeed in an increasingly interconnected economy. The acquisition will also create new opportunities for Microsoft and Great Plains partners to grow their businesses by delivering and integrating next generation solutions that take advantage of the powerful .NET foundation of small and medium business applications that Microsoft and Great Plains will provide.

     The acquisition is structured as a stock purchase and is valued at approximately $1.1 billion. Each share of Great Plains common stock will be exchanged for 1.1 shares of Microsoft common stock. The transaction is subject to regulatory review.

     "In 19 years of operations Great Plains has proved to be one of Microsoft's most innovative partners," said Steve Ballmer, President and CEO, Microsoft Corp. "Microsoft and Great Plains see the future of business applications for small and medium sized companies in the same way."

     "The combination of our two companies will accelerate small and medium business efficiency and agility by offering software solutions for automating interconnected business processes," said Jeff Raikes, Group Vice President, Microsoft's Productivity and Business Services Group. "Together we will bridge the gap between on-premise software and next generation software and services."

"This combination of Great Plains and Microsoft allows us to dramatically accelerate our vision of being the leader in providing interconnected business management solutions to small and mid-sized customers, while staying true to our mission of improving the lives and business success of our partners and customers," said Great Plains Chairman and CEO Doug Burgum.

     Once the acquisition has been completed, Great Plains will become the Great Plains Division, reporting jointly to Jeff Raikes, Microsoft Group Vice President, Productivity and Business Services group, and David Vaskevitch, Senior Vice President, Business Application Division. The Great Plains Division will continue to develop, market and support its award-winning business management solutions which today deliver interconnections beyond the accounting and finance department to a company's business community of employees, customers, suppliers and partners. Down the road, the division will provide new capabilities that complement Microsoft's online service for small companies, bCentral. Additionally, the integration of technologies from both companies will create a fully interconnected generation of business applications built on the
 .NET platform, accessed via a wide range of devices (such as PCs, terminals, handheld and wireless devices) and deployed either as web-based services (hosted applications) or as on-premise, locally managed solutions according to the customers business need, support requirements and customization requirements.
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About Great Plains

     Great Plains (Nasdaq: GPSI) offers interconnected business management solutions for small and medium companies. These interconnected solutions automate end-to-end business processes across financials, distribution, enterprise reporting, project accounting, electronic commerce, human resources and payroll, manufacturing, sales and marketing management, and customer service and support functions. Great Plains solutions are sold and implemented by a worldwide network of independent partner organizations that share the company's commitment to lasting customer relationships. Named four times to the "Top 100 Companies to Work for in America" list, Great Plains has more than 2,000 team members worldwide. More information about Great Plains can be found at www.great plains.com

About Microsoft

     Founded in 1975, Microsoft (Nasdaq "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software -- any time, any place and on any device.

     Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

     The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

                                   #########

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.
Great Plains is a registered trademark of Great Plains Corp. in the United States and/or other countries.
Other product and company names referenced herein may be trademarks of their respective owners.

For more information, press only:

     Michelle Hinrichs, Waggener Edstrom for Microsoft, (503) 412-3658, michelleh@wagged.com

     Rapid Response Team, Waggener Edstrom for Microsoft, (425) 450-5019, rrt@wagged.com

     Kim Albrecht, Public Relations, Great Plains (701) 281-3735, kim.albrecht@greatplains.com

For more information, financial analysts only:

     Carla Lewis, Senior Director, Investor Relations, Microsoft Corp.,
          (425) 936-3703

     Pam Kloster, Investor Relations, Great Plains (701) 281-6780, pam.kloster@greatplains.com

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